--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _1_ )*

FFD FINANCIAL CORPORATION

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(Name of Issuer)

COMMON SHARES, NO PAR VALUE

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(Title of Class of Securities)

30243 C 10 7

-----------------

(CUSIP Number)

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

November 30, 2005

--------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 30243 C 10 7

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

70034

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

70034

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70034

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IA

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

RICHARD BARONE

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

70034

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

70034

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70034

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

FRED DISANTO

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

12000

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

12000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12000

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.01

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14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------


SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CNM MANAGEMENT, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

15000

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

15000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15000

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.26

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14

TYPE OF REPORTING PERSON*

IA

-------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CARMEN ILACQUA

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

16500

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

16500

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16500

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.38

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 30243 C 10 7

--------------------------------------------------------------------------------

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

UMBERTO FEDELI

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

-------------------------------------------------------------------------------

3

SEC USE ONLY

-------------------------------------------------------------------------------

4

SOURCE OF FUNDS*

00

-------------------------------------------------------------------------------

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

-------------------------------------------------------------------------------

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Individual

-------------------------------------------------------------------------------

7

SOLE VOTING POWER

NUMBER OF

SHARES

10500

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

10500

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

-------------------------------------------------------------------------------

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10500

-------------------------------------------------------------------------------

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

-------------------------------------------------------------------------------

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88

-------------------------------------------------------------------------------

14

TYPE OF REPORTING PERSON*

IN

-------------------------------------------------------------------------------

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Pursuant to a Joint Filing Agreement dated December 2, 2005, Umberto Fedeli became a Reporting Person.  The Joint Filing Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.  Mr. Fedeli is a private investor. Mr. Fedeli’s principal place of business is PO Box 318003, Independence, OH 44131. Mr. Fedeli is a citizen of the United States of America.  During the last five years, Mr. Fedeli has not have been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Fedeli disclaims beneficial ownership of any shares beneficially owned by any other of the Reporting Persons and the existence of a group for Section 13(d) purposes.

Item 3 is hereby amended and restated to read as follows:

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors, Mr. Barone, Mr. Disanto, Mr. Fedeli, CNM and Mr. Ilacqua.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors, Mr. Barone, Mr. Disanto, Mr. Fedeli, CNM and Mr. Ilacqua.

CNM owns no Shares directly but CNM may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. CNM disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors, Mr. Barone, Mr. Disanto, Mr. Fedeli, CNM and Mr. Ilacqua.

Mr. Barone and Mr. Ilacqua have accumulated Shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such Shares are from such accounts. Mr. Disanto, Mr. Fedeli and Mr. Ilacqua have used personal funds to acquire Shares.

The aggregate purchase price of the 70,034 Shares beneficially owned by Ancora Advisors is approximately $1,152,035. The aggregate purchase price of the 12,000 Shares beneficially owned by Mr. Disanto is approximately $206,679.  The aggregate purchase price of the 15,000 Shares beneficially owned by CNM is approximately $276,750. The aggregate purchase price of the 1,500 Shares beneficially owned by Mr. Ilacqua is approximately $28,695. The aggregate purchase price of the 10,500 Shares beneficially owned by Mr. Fedeli is approximately $200,466.

Item 4 is hereby amended to add the following:

Item 4.

Purpose of Transaction

On December 2, 2005, Ancora Advisors sent a letter to the Chairman of the Board of Directors of the Issuer.  The letter is filed as Exhibit No. 4 to this Schedule 13D and is incorporated herein by reference.  The letter requests that the Board of Directors approve any purchase of Shares by the Reporting Persons which would result in the Reporting Persons becoming an “Interested Shareholder” as defined in Chapter 1704 of the Ohio Revised Code.

Item 5 is hereby amended and restated to read as follows:

Item 5.

Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,192,253 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-QSB, as filed with the Securities and Exchange Commission on November 14, 2005.

(b) Set forth below for the Reporting Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of November 30, 2005 and the percentage of the Shares outstanding represented by such ownership (based on 1,192,253 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

0

0.00%

Richard Barone(2)

0

0.00%

Ancora Mutual Funds(3)

0

0.00%

Ancora Managed Accounts(4)

23,334

1.96%

Merlin Partners, L.P. (5)

46,700

3.92%

Fred Disanto (6)

12,000

1.01%

ELI Investment Partners, L.P.(7) 15,000

1.26%

Carmen Ilacqua (8)

1,500

0.13%

Umberto Fedeli (9)

10,500

0.88%

Total

109,034

 9.15%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors  and Mr. Barone do not own shares directly but, due to Ancora Advisors’ Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone’s positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 0 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 23,334 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone’s position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 46,700 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(6) Shares owned directly by Mr. Disanto as an individual investor and are held at Ancora Securities. Reported shares include those held by Mr. Disanto’s wife.

(7) These Shares are owned by ELI Investment Partners, L.P. CNM and Mr. Ilacqua do not own shares directly but, due to CNM being the General Partner of ELI Investment Partners, L.P. and by virtue of Mr. Ilacqua’s position as Portfolio Manager of ELI Investment Partners, L.P., CNM and Mr. Ilacqua may be deemed to beneficially own 15,000 shares. CNM and Mr. Ilacqua disclaim beneficial ownership of all such Shares.

(8) Shares owned directly by Mr. Ilacqua as an individual investor and are held at Ancora Securities.

(9) Shares owned directly by Mr. Fedeli as an individual investor and are held at Ancora Securities.

(c) Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of the initial Schedule 13D.  All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the Sale of, the Shares.

(e) Not applicable.


Item 7 is hereby amended to add the following exhibits:

1.

Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Richard Barone, Fred Disanto, Umberto Fedeli and Carmen Ilacqua, dated December 2, 2005.

2.

Letter to the Chairman of the Board of Directors, dated December 2, 2005.

Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

December 2, 2005

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

CNM MANAGEMENT, LLC

By: /s/ Carmen Ilacqua

    Carmen Ilacqua

    Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

/s/ Fred Disanto

FRED DISANTO

/s/ Carmen Ilacqua

CARMEN ILACQUA

/s/ Umberto Fedeli

Umberto Fedeli

SCHEDULE A

Transactions in the Shares Since the Filing of the Initial Schedule 13D

ANCORA CAPITAL, INC.

N/A

ANCORA SECURITIES, INC.

N/A

ANCORA ADVISORS, LLC

	Shares of
	Common Stock	Price Per
Date Purchased	Purchased	Share ($)

11/30/2005	1484	19.55

RICHARD BARONE

N/A

FRED DISANTO

N/A

CNM MANAGEMENT, LLC

N/A

CARMEN ILACQUA

N/A

UMBERTO FEDELI

	Shares of
	Common Stock	Price Per
Date Purchased	Purchased	Share ($)
11/14/2005	3340	18.99
11/15/2005	349	18.95
11/16/2005	911	19
11/21/2005	690	18.7
11/22/2005	328	18.85
11/23/2005	2882	19.06
11/30/2005	2000	19.55

EXHIBIT INDEX

Exhibit	Page
1. Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Richard Barone, Fred Disanto and Carmen Ilacqua, dated November 7, 2005 (previously filed).	--

2. Letter to the Chairman of the Board of Directors, dated November 7, 2005 (previously filed).	--
3. Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, CNM Management, LLC, Richard Barone, Fred Disanto, Umberto Fedeli and Carmen Ilacqua, dated December 2, 2005.	15
4. Letter to the Chairman of the Board of Directors, dated December 2, 2005.	16


EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 2, 2005 (including amendments thereto) with respect to the Common Stock of FFD Financial Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

December 2, 2005

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

CNM MANAGEMENT, LLC

By: /s/ Carmen Ilacqua

    Carmen Ilacqua

    Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

/s/ Fred Disanto

FRED DISANTO

/s/ Carmen Ilacqua

CARMEN ILACQUA

/s/ Umberto Fedeli

Umberto Fedeli

Exhibit 4

Mr. Enos Loader

Chairman of the Board of Directors

FFD Financial Corporation

321 North Wooster Avenue

Dover, OH   44622

Dear Mr. Loader:

The purpose of this letter is to formally request that the Board of Directors approve any purchases of shares by the Ancora Group (which includes Merlin Partners, LP, Ancora Managed Accounts, ELI Investment Partners, LP, Carmen Ilacqua, Fred Disanto, and Umberto Fedeli) which would result in the Ancora Group becoming an “Interested Shareholder” as defined in Chapter 1704 of the Ohio Revised Code.

We currently hold approximately 9.2% of the common shares of FFD and are contemplating continued purchases of shares that would result in our ownership interest increasing to in excess of 10% of the outstanding shares. We have an interest in increasing our ownership as soon as possible.  We continue to believe that FFD is undervalued in the marketplace.  We are prepared to file necessary documentation with the appropriate bank regulatory authorities relating to our proposed increase in ownership upon the Board’s agreement that any purchases in excess of 10% would not make us an “Interested Shareholder.”  We are also willing to engage in discussions with FFD which would allow us to significantly increase our ownership.

We believe that your approval of this matter would be in the best interest of shareholders. We look forward to a favorable response.

Best,

Richard A. Barone

Fred Disanto

Chairman & Portfolio Manager

Managing Partner

Ancora Advisors, LLC

Ancora Advisors, LLC